 EXTRAORDINARY GENERAL STOCKHOLDERS’ MEETING Final Detailed Voting Map

ITAÚ UNIBANCO HOLDING S.A.

CNPJ. 60.872.504/0001-23 A Publicly Listed Company

EXTRAORDINARY GENERAL STOCKHOLDERS' MEETING

Final Detailed Voting Map

According to CVM Resolution No. 81/22, it discloses the final detailed voting map that consolidates the votes cast remotely and the votes cast in exclusively digital on the matters submitted for the resolution of the at its and Extraordinary General Stockholders' Meeting held on April 23, 2024, 11:15 a.m. exclusively held online, of Itaú Unibanco Holding S.A., a Publicly-Listed Company headquartered in the city of São Paulo, State of São Paulo, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, Parque Jabaquara, CEP 04344-902, containing the first five numbers of the Individual Taxpayer's Registry (CPF) or of the Corporate Taxpayer's Registry (CNPJ) of the stockholder, the stockholding position and the votes cast:

CPF/CNPJ	Balance of Common Shares	Deliberations				
		1	2	3	4	5
14.074***	2.100	Ap.	Rej.	Ap.	Ap.	Rej.
13.834***	9.500	Ap.	Rej.	Ap.	Ap.	Rej.
17.239***	985.501	Ap.	Ap.	Ap.	Ap.	Ap.
08.295***	95.277	Ap.	Ap.	Ap.	Ap.	Ap.
53.557***	3.434	Ap.	Ap.	Ap.	Ap.	Ap.
10.205***	1.605	Ap.	Rej.	Ap.	Ap.	Rej.
37.806***	1.955	Ap.	Rej.	Ap.	Ap.	Rej.
32.628***	16.000	Ap.	Rej.	Ap.	Ap.	Rej.
32.642***	246.200	Ap.	Rej.	Ap.	Ap.	Rej.
27.386***	189.500	Ap.	Rej.	Ap.	Ap.	Rej.
31.890***	9.100	Ap.	Rej.	Ap.	Ap.	Rej.
32.484***	973.300	Ap.	Rej.	Ap.	Ap.	Rej.
40.922***	141.400	Ap.	Rej.	Ap.	Ap.	Rej.
39.332***	420.564	Ap.	Rej.	Ap.	Ap.	Rej.
27.165***	29.400	Ap.	Rej.	Ap.	Ap.	Rej.
24.528***	204.557	Ap.	Rej.	Ap.	Ap.	Rej.
14.693***	316.600	Ap.	Rej.	Ap.	Ap.	Rej.
35.595***	21.200	Ap.	Rej.	Ap.	Ap.	Rej.
32.106***	6.700	Ap.	Ap.	Ap.	Ap.	Rej.
27.680***	109.500	Ap.	Ap.	Ap.	Ap.	Ap.
07.516***	22.424	Ap.	Ap.	Ap.	Ap.	Rej.
97.539***	17.581	Ap.	Ap.	Ap.	Ap.	Rej.
05.986***	28.200	Ap.	Rej.	Ap.	Ap.	Rej.
05.479***	991.000	Ap.	Ap.	Ap.	Ap.	Ap.
08.840***	1.217.330	Ap.	Rej.	Ap.	Ap.	Rej.
07.418***	203.500	Ap.	Rej.	Ap.	Ap.	Rej.
26.784***	1.388	Ap.	Rej.	Ap.	Ap.	Rej.
12.219***	180.524	Ap.	Ap.	Ap.	Ap.	Abs.
29.054***	20.900	Ap.	Ap.	Ap.	Ap.	Abs.
37.396***	681	Ap.	Ap.	Ap.	Ap.	Abs.
22.954***	9.100	Ap.	Rej.	Ap.	Ap.	Rej.
12.120***	24.000	Ap.	Ap.	Ap.	Ap.	Ap.
30.254***	40.201	Ap.	Rej.	Ap.	Ap.	Rej.
07.496***	619.258	Ap.	Rej.	Ap.	Ap.	Rej.
50.221***	36.400	Ap.	Rej.	Ap.	Ap.	Rej.
05.987***	17.600	Ap.	Ap.	Ap.	Ap.	Rej.
28.979***	400	Ap.	Rej.	Ap.	Ap.	Rej.
28.394***	33.600	Ap.	Rej.	Ap.	Ap.	Rej.
28.990***	176.400	Ap.	Rej.	Ap.	Ap.	Rej.
31.577***	40.500	Ap.	Rej.	Ap.	Ap.	Rej.
23.384***	20.902	Ap.	Rej.	Ap.	Ap.	Rej.
11.455***	6.400	Ap.	Rej.	Ap.	Ap.	Rej.
13.289***	6.600	Ap.	Rej.	Ap.	Ap.	Rej.
15.206***	31.500	Ap.	Rej.	Ap.	Ap.	Rej.
34.825***	7.022	Ap.	Rej.	Ap.	Ap.	Rej.
09.001***	56.000	Ap.	Rej.	Ap.	Ap.	Rej.
50.729***	56.100	Ap.	Rej.	Ap.	Ap.	Rej.
32.106***	126.000	Ap.	Ap.	Ap.	Ap.	Ap.
41.222***	185.400	Ap.	Rej.	Ap.	Ap.	Rej.
15.585***	2.512	Ap.	Ap.	Ap.	Ap.	Ap.
09.063***	159.500	Ap.	Rej.	Ap.	Ap.	Rej.
11.324***	4.500	Ap.	Rej.	Ap.	Ap.	Rej.
14.494***	4.810	Ap.	Ap.	Ap.	Ap.	Rej.
08.731***	6.151	Ap.	Rej.	Ap.	Ap.	Rej.
21.881***	19.257	Ap.	Rej.	Ap.	Ap.	Rej.
44.602***	18.529	Ap.	Rej.	Ap.	Ap.	Rej.

12.094***	120.864	Ap.	Rej.	Ap.	Ap.	Rej.
20.849***	5.900	Ap.	Rej.	Ap.	Ap.	Rej.
09.470***	72.700	Ap.	Rej.	Ap.	Ap.	Rej.
05.479***	768.811	Ap.	Rej.	Ap.	Ap.	Rej.
05.987***	5.433	Ap.	Rej.	Ap.	Ap.	Rej.
26.160***	12.000	Ap.	Rej.	Ap.	Ap.	Rej.
24.917***	20.700	Ap.	Ap.	Ap.	Ap.	Ap.
05.839***	323.200	Ap.	Rej.	Ap.	Ap.	Rej.
33.580***	18.600	Ap.	Rej.	Ap.	Ap.	Rej.
29.264***	21.100	Ap.	Rej.	Ap.	Ap.	Rej.
31.050***	70.000	Ap.	Rej.	Ap.	Ap.	Rej.
08.291***	23.500	Ap.	Rej.	Ap.	Ap.	Rej.
08.579***	43.100	Ap.	Rej.	Ap.	Ap.	Rej.
05.839***	1.080.400	Ap.	Ap.	Ap.	Ap.	Ap.
05.839***	64.600	Ap.	Rej.	Ap.	Ap.	Rej.
22.631***	21.700	Ap.	Rej.	Ap.	Ap.	Rej.
11.100***	540.789	Ap.	Ap.	Ap.	Ap.	Ap.
18.407***	658.037	Ap.	Ap.	Ap.	Ap.	Ap.
09.294***	92.992	Ap.	Ap.	Ap.	Ap.	Ap.
48.429***	5.600	Ap.	Rej.	Ap.	Ap.	Rej.
17.718***	169.921	Ap.	Ap.	Ap.	Ap.	Ap.
23.771***	18.675	Ap.	Ap.	Ap.	Ap.	Ap.
41.081***	2.500	Ap.	Ap.	Ap.	Ap.	Ap.
16.990***	56.200	Ap.	Rej.	Ap.	Ap.	Rej.
18.830***	4.100	Ap.	Rej.	Ap.	Ap.	Rej.
31.989***	127.854	Ap.	Rej.	Ap.	Ap.	Rej.
10.916***	644.322	Ap.	Ap.	Ap.	Ap.	Rej.
05.839***	11.012	Ap.	Ap.	Ap.	Ap.	Rej.
11.311***	297.523	Ap.	Ap.	Ap.	Ap.	Rej.
23.572***	54.197	Ap.	Rej.	Ap.	Ap.	Rej.
05.840***	161.903	Ap.	Rej.	Ap.	Ap.	Rej.
18.550***	9.100	Ap.	Rej.	Ap.	Ap.	Rej.
46.964***	257.100	Ap.	Rej.	Ap.	Ap.	Rej.
07.247***	37.617	Ap.	Ap.	Ap.	Ap.	Ap.
29.322***	3.945.912	Ap.	Rej.	Ap.	Ap.	Rej.
31.240***	130.300	Ap.	Rej.	Ap.	Ap.	Rej.
32.329***	439.073	Ap.	Rej.	Ap.	Ap.	Rej.
35.693***	3.475.900	Ap.	Rej.	Ap.	Ap.	Rej.
47.705***	2.600	Ap.	Rej.	Ap.	Ap.	Rej.
41.199***	11.200	Ap.	Rej.	Ap.	Ap.	Rej.
14.541***	384.400	Ap.	Rej.	Ap.	Ap.	Rej.
23.794***	284.800	Ap.	Rej.	Ap.	Ap.	Rej.
37.113***	42.000	Ap.	Rej.	Ap.	Ap.	Rej.
97.540***	5.237.354	Ap.	Rej.	Ap.	Ap.	Rej.
09.559***	347.671	Ap.	Rej.	Ap.	Ap.	Rej.
06.046***	272.000	Ap.	Rej.	Ap.	Ap.	Rej.
45.902***	6.903	Ap.	Rej.	Ap.	Ap.	Rej.
21.273***	284.189	Ap.	Rej.	Ap.	Ap.	Rej.
19.530***	4.259	Ap.	Rej.	Ap.	Ap.	Rej.
31.591***	38.639	Ap.	Rej.	Ap.	Ap.	Rej.
10.418***	151.039	Ap.	Ap.	Ap.	Ap.	Ap.
52.203***	41.996	Ap.	Ap.	Ap.	Ap.	Ap.
08.973***	94.013	Ap.	Ap.	Ap.	Ap.	Ap.
09.606***	175.000	Ap.	Ap.	Ap.	Ap.	Ap.
59.573***	12.266.374	Abs.	Abs.	Abs.	Abs.	Abs.
61.544***	8.863.879	Ap.	Ap.	Ap.	Ap.	Ap.
24.623***	30.300	Ap.	Ap.	Ap.	Ap.	Ap.
14.213***	966.358	Ap.	Ap.	Ap.	Ap.	Ap.
12.987***	162.905	Ap.	Ap.	Ap.	Ap.	Ap.
35.956***	123.837	Ap.	Ap.	Ap.	Ap.	Ap.
39.800***	8.400	Ap.	Ap.	Ap.	Ap.	Ap.
52.041***	8.527.565	Ap.	Ap.	Ap.	Ap.	Ap.
61.532***	1.943.906.577	Ap.	Ap.	Ap.	Ap.	Ap.
04.676***	2.564.084.404	Ap.	Ap.	Ap.	Ap.	Ap.
135.61***	128	Ap.	Ap.	Ap.	Ap.	Ap.
09.225***	61.600	Ap.	Ap.	Ap.	Ap.	Ap.
53.780***	4.455	Abs.	Abs.	Abs.	Abs.	Abs.
39.332***	372.065	Ap.	Rej.	Ap.	Ap.	Rej.
39.332***	1.868	Ap.	Rej.	Ap.	Ap.	Rej.
087.44***	6.600	Ap.	Ap.	Ap.	Ap.	Ap.
21.224***	69.976	Ap.	Ap.	Ap.	Ap.	Ap.
30.812***	33.600	Ap.	Rej.	Ap.	Ap.	Rej.
33.499***	158.054	Abs.	Abs.	Abs.	Abs.	Abs.
05.964***	1.576.387	Abs.	Abs.	Abs.	Abs.	Abs.
41.594***	21.000	Ap.	Ap.	Ap.	Ap.	Rej.

Deliberations:

Ordinary agenda

1) Amend the following articles of the Bylaws:

(i) Article, 6º, caput, to attribute the power to designate the Board of Directors' positions to the General Stockholders' Meeting at the occasion of the election of the Board of Directors' members.:

2) Amend the following articles of the Bylaws: (ii) Item 6.6. to set the limit age of seventy-three years to hold the position of the Board of Directors' Chairman or Co-Chairman:

3) Amend the following articles of the Bylaws: (iii) Article 10 caput and item 10.1 to establish that the Company may be represented by only one (1) officer in situations that do not imply the assumption of obligations or waiver of rights, encumbrance and disposal of permanent assets, as well as the adjustments to the wording in such articles:

4) Consolidate the Bylaws by carrying out the amendments mentioned in in the previous item:

5) Update the Stock Grant Plan:

Subtitle:

Ap. = Approved Rej. = Reject Abs. = Abstain

São Paulo-SP, April 23, 2024.

RENATO LULIA JACOB

Group Head of Investor Relations and Market Intelligence